                                                Filed Pursuant to Rule 424(b)(5)
                                                File Number 333-31183


PROSPECTUS SUPPLEMENT
---------------------
(To Prospectus dated January 22, 1998)


                                 441,176 Shares

                       HIGHWOODS PROPERTIES, INC. (logo)

                                   Common Stock
                                 ---------------

     Highwoods Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. As of March 31, 1998, the Company owned 530 properties (the "Properties") encompassing approximately 33.9 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 382 office properties and 148 industrial (including 80 service center) properties and are leased to approximately 3,400 tenants. As of March 31, 1998, the Properties were 93% leased.

     All of the shares of common stock, par value $.01 per share, of the Company (the "Common Stock") offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "HIW." On April 16, 1998, the last reported sale price of the Common Stock on the NYSE was $33 1/8.


     See "Risk Factors" beginning on page 3 in the accompanying Prospectus for certain factors relevant to an investment in the Common Stock.
                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
     Legg Mason Wood Walker, Incorporated (the "Underwriter") has agreed to purchase the Common Stock offered hereby from the Company at a price of $32.30 per share, resulting in aggregate proceeds to the Company of $14,199,984.80 after deducting estimated expenses of $50,000 payable by the Company, subject to the terms and conditions set forth in the Underwriting Agreement. The Underwriter intends to sell the Common Stock to Van Kampen American Capital Distributors, Inc. ("Van Kampen American Capital") for an aggregate price of $14,399,984.64, subject to adjustment. Van Kampen American Capital intends to deposit the Common Stock, together with the common stock of other entities also acquired from the Underwriter, with the Trustee of the Van Kampen American Capital REIT Income and Growth Trust, Series 2 (the "Trust"), in exchange for Units in the Trust. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

     The Common Stock offered by this Prospectus Supplement is offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, on or about April 21, 1998.


                                ---------------
                             Legg Mason Wood Walker
                                  Incorporated


                                ---------------
           The date of this Prospectus Supplement is April 16, 1998.

     Unless the context otherwise requires, the terms (i) "Company" shall mean Highwoods Properties, Inc., predecessors of Highwoods Properties, Inc., and those entities owned or controlled by Highwoods Properties, Inc., including Highwoods/Forsyth Limited Partnership (the "Operating Partnership") and (ii) "Properties" shall mean the 382 office and 148 industrial (including 80 service center) properties owned by the Company as of March 31, 1998.

     Certain matters discussed in this Prospectus Supplement, the attached Prospectus and the information incorporated by reference herein and therein, including, without limitation, strategic initiatives, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company and the Operating Partnership to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company and the Operating Partnership to differ materially from the Company's and the Operating Partnership's expectations are disclosed or incorporated by reference in this Prospectus Supplement and the attached Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included herein. All forward-looking statements attributable to the Company and the Operating Partnership are expressly qualified in their entirety by the Cautionary Statements.


                                  THE COMPANY

General

     The Company is a self-administered and self-managed equity REIT that began operations through a predecessor in 1978. The Company is one of the largest owners and operators of office and industrial properties in the Southeast. As of March 31, 1998, the Company owned a diversified portfolio of 530 in-service office and industrial properties encompassing approximately 33.9 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 382 office properties and 148 industrial (including 80 service center) properties and are leased to approximately 3,400 tenants. At March 31, 1998, the Properties were 93% leased. An additional 32 properties (the "Development Projects"), which will encompass approximately 3.6 million rentable square feet, are under development in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Company also owns 718 acres (and has agreed to purchase an additional 567 acres) of land for future development (the "Development Land"). The Development Land is zoned and available for office and/or industrial development, substantially all of which has utility infrastructure already in place.

     The Company conducts substantially all of its activities through, and substantially all of its properties are held directly or indirectly by, the Operating Partnership. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 83% of the common partnership interests (the "Common Units") in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of common stock of the Company, $.01 par value (the "Common Stock"), or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

     In addition to owning the Properties, the Development Projects and the Development Land, the Company provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties. The Company conducts its third-party fee-based services through Highwoods Tennessee Properties, Inc., a wholly owned subsidiary of the Company, and Highwoods Services, Inc., a subsidiary of the Operating Partnership.

     The Company was formed in North Carolina in 1994. The Company's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Company also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Baltimore, Maryland; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa, Boca Raton, Tallahassee and Jacksonville, Florida; and South Florida.

                              RECENT DEVELOPMENTS

     Set forth below is a summary description of the recent financing activities of the Company and the Operating Partnership:


Concurrent Series D Preferred Offering

     On April 16, 1998, the Company entered into an agreement to sell 4,000,000 Depositary Shares (the "Depositary Shares"), each representing 1/10 of a share of the Company's 8% Series D Cumulative Redeemable Preferred Shares, par value $.01 per share (the "Series D Preferred Shares"), for net proceeds of approximately $96.7 million (the "Concurrent Series D Preferred Offering"). Dividends on the Series D Preferred Shares represented by the Depositary Shares will be cumulative from the date of original issuance and will be payable quarterly on or about the last day of January, April, July and October of each year, commencing on July 31, 1998, at the rate of 8% of the liquidation preference per annum (equivalent to $2.00 per annum per Depositary Share). The Series D Preferred Shares and the Depositary Shares representing such Series D Preferred Shares are not redeemable prior to April 23, 2003. The Series D Preferred Shares are thereafter subject to redemption by the Company, in whole or in part, at a redemption price of $250 per share (equivalent to $25 per Depositary Share), plus accrued and unpaid dividends, if any, thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source.

     With respect to the payment of dividends and amounts upon liquidation, the Series D Preferred Shares will rank pari passu with the Company's 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares") and any other equity securities of the Company the terms of which provide that such equity securities rank on a parity with the Series D Preferred Shares and rank senior to the Common Stock and any other equity securities of the Company that by their terms rank junior to the Series D Preferred Shares. Dividends on the Series D Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. The Series D Preferred Shares have a liquidation preference of $250 per share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued and unpaid dividends.

     The preceding discussion of the Depositary Shares and the Series D Preferred Shares is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's prospectus supplement regarding the Concurrent Series D Preferred Offering filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act.


Concurrent Debt Offering

     On April 15, 1998, the Operating Partnership entered into an agreement to sell $200 million of 7 1/2% notes due April 15, 2015 (the "Notes") in an underwritten public offering for net proceeds of approximately $197.4 million (the "Concurrent Debt Offering"). Interest on the Notes will be payable semi-annually on April 15 and October 15 of each year. The Concurrent Debt Offering is expected to close April 20, 1995.

     The preceding discussion of the Notes is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Operating Partnership's prospectus supplement regarding the Concurrent Debt Offering filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act.


                                USE OF PROCEEDS

     The net cash proceeds to the Company from the sale of the shares of Common Stock offered in the Offering are expected to be approximately $14.2 million. The Company intends to use the net proceeds of the Offering, together with the net proceeds of the Concurrent Series D Preferred Offering and the Concurrent Debt Offering, to pay down approximately $301.9 million of indebtedness currently outstanding on its $430 million aggregate amount of revolving lines of credit (the "Revolving Loans") and to pay approximately $6.4 million to settle a treasury lock agreement. As of April 16, 1998, approximately $344 million of indebtedness was outstanding on the Revolving Loans, which bore interest at a weighted average interest rate of 6.79%.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997 and on a pro forma basis assuming that each of the following occurred as of December 31, 1997: (i) the issuance and sale of the 441,176 shares of Common Stock offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the Concurrent Series D Preferred Offering, (iii) the Concurrent Debt Offering, (iv) the sale of
428,572 shares of Common Stock on March 30, 1998 for net proceeds of approximately $14.2 million (the "March 1998 Offering"), (v) the sale of an aggregate of 1,553,604 shares of Common Stock on February 12, 1998 for net proceeds of approximately $51.2 million (the "February 1998 Common Stock Offerings"), (vi) the sale by the Operating Partnership on February 2, 1998 of $125 million of 6.835% MandatOry Par Put Remarketed Securities(SM) ("MOPPRS(SM)") due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008 (the "February 1998 Debt Offering"), (vii) the sale of 2,000,000 shares of Common Stock on January 27, 1998 for net proceeds of approximately $68.2 million (the "January 1998 Offering") and (viii) the acquisition of the Garcia portfolio (the "Garcia Transaction"). The capitalization table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the Company's financial statements and notes thereto incorporated by reference herein.

                                                                                        December 31, 1997
                                                                                 -------------------------------
                                                                                   Historical        Pro Forma
                                                                                 --------------   --------------
                                                                                         (in thousands)
Debt:
  Revolving Loans ............................................................     $  314,500       $       --
  Mortgage notes .............................................................        354,058          378,058
  6 3/4% Notes due 2003 ......................................................        100,000          100,000
  7% Notes due 2006 ..........................................................        110,000          110,000
  Exercisable Put Option Notes due 2011 (1) ..................................        100,000          100,000
  7 1/8% Notes due 2008 ......................................................             --          100,000
  6.835% MOPPRS(SM) due 2013 .................................................             --          125,000
  7 1/2% Notes due 2018 ......................................................             --          200,000
                                                                                   ----------       ----------
   Total debt ................................................................        978,558        1,113,058
                                                                                   ----------       ----------
Minority interest in the Operating Partnership ...............................        287,186          287,186
Stockholders' equity: ........................................................
  Preferred Stock, $.01 par value; 10,000,000 authorized (2)
   8 5/8% Series A Cumulative Redeemable Preferred Shares (liquidation
    preference $1,000 per share), 125,000 shares issued and outstanding.......        125,000          125,000
   8% Series B Cumulative Redeemable Preferred Shares (liquidation
    preference $25 per share), 6,900,000 shares issued and outstanding........        172,500          172,500
   8% Series D Cumulative Redeemable Preferred Shares (liquidation preference $250 per share), 0 shares and 400,000 shares, respectively,
    issued and outstanding ...................................................             --          100,000
  Common Stock, $.01 par value; 100,000,000 authorized, 46,838,600 shares
   and 51,261,952 shares, respectively, issued and outstanding (3) ...........            468              513
  Additional paid-in capital .................................................      1,132,100        1,276,590
  Accumulated deficit ........................................................        (28,627)         (28,627)
                                                                                   ----------       ----------
   Total stockholders' equity ................................................      1,401,441        1,645,976
                                                                                   ----------       ----------
   Total capitalization ......................................................     $2,667,185       $3,046,220
                                                                                   ==========       ==========
Cash and cash equivalents ....................................................     $   10,146       $  267,446
                                                                                   ==========       ==========

----------
 (1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Exercisable Put Option Securities ("X-POS(SM)"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes (the "Put Option Notes"). The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

 (2) The Company's Amended and Restated Articles of Incorporation have classified and designated 1,000,000 shares of Series C Junior Participating Preferred Stock, none of which is currently issued or outstanding, in connection with the Company's Shareholders' Rights Plan. See "Description of Common Stock -- Certain Provisions Affecting Change in Control" in the accompanying Prospectus.

 (3) Excludes (a) 10,449,197 (historical) and 10,449,197 (pro forma) shares of Common Stock that may be issued upon redemption of Common Units (which are redeemable by the holder for cash or, at the Company's option, shares of Common Stock on a one-for-one basis) issued in connection with the formation of the Company and subsequent property acquisitions, (b) 2,500,000 shares of Common Stock reserved for issuance upon exercise of options granted pursuant to the Amended and Restated 1994 Stock Option Plan, (c) 1,729,290 shares of Common Stock that may be issued upon the exercise of outstanding warrants granted to certain officers in connection with certain property acquisitions, (d) 354,000 shares of Common Stock that may be issued upon redemption of Common Units that may be issued in connection with certain property acquisitions and (e) 40,542 shares of Common Stock that may be issued pursuant to earn-out provisions in an acquisition agreement.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating data for the Company on a historical and a pro forma basis. The pro forma operating data for the year ended December 31, 1997 has been derived by the application of pro forma adjustments to the Company's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1997: (i) the acquisition of Century Center Office Park and an affiliated property portfolio, (ii) the merger with Anderson Properties, Inc. and its affiliates, (iii) the issuance of 125,000 Series A Preferred Shares, (iv) the issuance of the X-POS(SM), (v) the issuance of 1,800,000 shares of Common Stock in August 1997, (vi) the merger with ACP,
(vii) the issuance of 8,500,000 shares of Common Stock in October 1997, (viii) the issuance of 6,900,000 Series B Preferred Shares, (ix) the Selected Fourth Quarter 1997 Transactions (as defined herein), (x) the Garcia Transaction, (xi) the January 1998 Offering, (xii) the February 1998 Debt Offering, (xiii) the February 1998 Common Stock Offerings, (xiv) the March 1998 Offering, (xv) the Concurrent Debt Offering, (xvi) the Concurrent Series D Preferred Offering and
(xvii) this Offering. The pro forma balance sheet as of December 31, 1997 assumes that the Garcia Transaction, the January 1998 Offering, the February 1998 Debt Offering, the February 1998 Common Stock Offerings, the March 1998 Offering, the Concurrent Debt Offering, the Concurrent Series D Preferred Offering and this Offering all occurred as of December 31, 1997. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Company would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations for future periods.

     "Selected Fourth Quarter 1997 Transactions" include the Riparius Transaction and the following property acquisitions: (i) Winners Circle in Nashville, TN; (ii) the Shelton portfolio in the Piedmont Triad; (iii) NationsBank Plaza in Greenville, SC; (iv) Exchange Plaza in Atlanta, GA; (v) Cypress West in Tampa, FL; (vi) Marnier Square in Tampa, FL; (vii) Zurn in Tampa, FL; and (viii) Avion in Ft. Lauderdale, FL.

     The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and the Company's financial statements and notes thereto incorporated by reference herein.

                                                               Pro forma
                                                          -------------------     Year Ended      Year Ended       Year Ended
                                                               Year Ended        December 31,    December 31,     December 31,
                                                           December 31, 1997         1997            1996             1995
                                                          -------------------   -------------   --------------   -------------
                                                                    (dollars in thousands except per share amounts)
Operating Data:
 Total revenue ........................................       $   363,078        $   274,470     $   137,926      $   73,522
 Rental property operating expenses (1) ...............           113,801             76,743          35,313          17,049
 General and administrative ...........................            10,216             10,216           5,666           2,737
 Interest expense .....................................            66,260             47,394          26,610          13,720
 Depreciation and amortization ........................            60,636             47,533          22,095          11,082
                                                              -----------        -----------     -----------      ----------
 Income before minority interest ......................           112,165             92,584          48,242          28,934
 Minority interest ....................................           (18,646)           (15,106)         (6,782)         (4,937)
                                                              -----------        -----------     -----------      ----------
 Income before extraordinary item .....................            93,519             77,478          41,460          23,997
 Extraordinary item-loss on early
  extinguishment of debt ..............................            (5,799)            (5,799)         (2,140)           (875)
                                                              -----------        -----------     -----------      ----------
 Net income ...........................................            87,720             71,679          39,320          23,122
 Dividends on Preferred Shares ........................           (32,581)           (13,117)             --              --
 Net income available for common stockholders .........       $    55,139        $    58,562     $    39,320      $   23,122
                                                              -----------        -----------     -----------      ----------
 Net income per common share -- Basic (2) .............       $      1.28        $      1.51     $      1.51      $     1.49
                                                              ===========        ===========     ===========      ==========
 Net income per common share -- Diluted (2) ...........       $      1.27        $      1.50     $      1.50      $     1.48
                                                              ===========        ===========     ===========      ==========
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated depreciation .........       $ 2,725,654        $ 2,614,654     $ 1,377,874      $  593,066
 Total assets .........................................         3,101,341          2,722,306       1,443,440         621,134
 Total mortgages and notes payable ....................         1,113,058            978,558         555,876         182,736
Other Data:
 FFO(3) ...............................................           140,220            127,000          70,620          40,016
 Number of in-service properties ......................               530                481             292             191
 Total rentable square feet ...........................        33,931,000         30,721,000      17,455,000       9,215,000

----------
 (1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development and construction expenses.

 (2) Net income per share has been calculated using the methodology prescribed by FASB Statement No. 128. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- FASB Statement No. 128" incorporated by reference herein.

 (3) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to stockholders. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     A summary of the federal income tax considerations relating to the Company's REIT status and to the Operating Partnership is set forth in the accompanying Prospectus. The following summary supplements the discussion of the federal income tax considerations set forth in the accompanying Prospectus. It is based on current law, is for general purposes only, and is not tax advice.

     EACH INVESTOR OF THE COMMON STOCK IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE OF THE COMMON STOCK AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


Termination Payments if J.C. Nichols Transaction Fails to Occur

     On December 22, 1997, the Company entered into a merger agreement (the "Merger Agreement") with J.C. Nichols Company ("J.C. Nichols") pursuant to which J.C. Nichols, under certain circumstances, may be required to pay the Company a termination fee and expenses of up to an aggregate of $17.2 million if J.C. Nichols enters into an acquisition proposal other than the Merger Agreement. All or a portion of the termination fee and expense reimbursement received by the Company pursuant to the Merger Agreement may be non-qualifying income under the 95% and 75% gross income tests and could adversely effect the Company's ability to satisfy the REIT qualification tests in the event that the total amount of non-qualifying income received by the Company exceeds the permissible thresholds. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" in the accompanying Prospectus. Management believes that based on the Company's estimated gross income for the year that will end December 31, 1998, the receipt of these amounts would not result in a violation of either the 95% or the 75% gross income test.


Proposed Legislation

     Under current law, the Company cannot own more than 10% of the outstanding voting securities (other than those securities includible in the 75% asset test) of any one issuer and qualify for taxation as a REIT. See "Federal Income Tax Considerations -- Requirements for Qualification -- Asset Tests." For example, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Highwoods Services, Inc., ("Highwoods Services") and, by virtue of its ownership of Common Units, the Company is considered to own its pro rata share of such stock. Neither the Company nor the Operating Partnership, however, own more than 1% of the voting securities of Highwoods Services and the 10% test is satisfied.

     The Company conducts certain of its third-party fee-based services (i.e., leasing, property management, real estate development, construction and other miscellaneous services) through Highwoods Services. The President's Budget Proposal for Fiscal Year 1999 (the "Budget Proposal") includes a provision to restrict these types of activities conducted by REITs under current law by expanding the ownership limitation from no more than 10% of the voting securities of an issuer to no more than 10% of the vote or value of all classes of the issuer's stock. The Company, therefore, could not own stock (either directly or indirectly through the Operating Partnership) possessing more than 10% of the vote or value of all classes of any issuer's stock.

     The Budget Proposal would be effective only with respect to stock directly or indirectly acquired by the Company on or after the date of first committee action. To the extent that the Company's stock ownership in Highwoods Services is grandfathered by virtue of this effective date, that grandfathered status will terminate if Highwoods Services engages in a trade or business that it is not engaged in on the date of first committee action or acquires substantial new assets on or after that date. Such restriction would adversely affect the ability to expand the business of Highwoods Services.


                                  UNDERWRITING

     Subject to the terms and conditions contained in an Underwriting Agreement dated April 16, 1998 (the "Underwriting Agreement") between the Company, the Operating Partnership and Legg Mason Wood Walker, Incorporated (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, 441,176 shares of Common Stock. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

     The Underwriter intends to sell the Common Stock to Van Kampen American Capital, which intends to deposit the Common Stock, along with the common stock of other entities purchased from the Underwriter, with the Trustee of the Trust in exchange for Units in the Trust. The Underwriter is not an affiliate of Van Kampen American Capital or the Trust. The Underwriter intends to sell the Common Stock to Van Kampen American Capital for an aggregate price of $14,399,984.64, subject to adjustment. It is anticipated that the Underwriter will also participate in the distribution of the units in the Trust and will receive compensation of 3.25% of the public offering price of the Units sold by it.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In the ordinary course of business, the Underwriter may from time to time provide investment banking, financial advisory and commercial banking services to the Company and its affiliates for which customary compensation will be received.


                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters related to the Offering will be passed upon for the Underwriter by Hunton & Williams, Richmond, Virginia.

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  No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the Shares in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus Supplement and the accompanying Prospectus at any time does not imply that the information herein and therein is correct as of any time subsequent to its date.


                      -----------------------------------
                               TABLE OF CONTENTS



                                                       Page
                                                      -----
                     Prospectus Supplement
The Company .......................................    S-2
Recent Developments ...............................    S-3
Use Of Proceeds ...................................    S-3
Capitalization ....................................    S-4
Selected Financial Data ...........................    S-5
Certain Federal Income Tax Considerations .........    S-7
Underwriting ......................................    S-7
Legal Matters .....................................    S-8
                 Prospectus
Available Information .............................    2
Incorporation Of Certain Documents By
   Reference ......................................    2
The Company And The Operating
   Partnership ....................................    3
Risk Factors ......................................    3
Use Of Proceeds ...................................    7
Ratios Of Earnings To Combined Fixed
   Charges And Preferred Stock Dividends ..........    8
Description Of Debt Securities ....................    8
Description Of Preferred Stock ....................   20
Description Of Series A Preferred Shares ..........   25
Description Of Series B Preferred Shares ..........   26
Description Of Depositary Shares ..................   26
Description Of Common Stock .......................   30
Federal Income Tax Considerations .................   33
Plan Of Distribution ..............................   43
Experts ...........................................   44
Legal Matters .....................................   45

                                 441,176 Shares




                                   HIGHWOODS
                                PROPERTIES, INC.
                                     (logo)



                                 Common Stock





                      -----------------------------------
                   P R O S P E C T U S   S U P P L E M E N T
                      -----------------------------------
                             Legg Mason Wood Walker
                                 Incorporated




                                 April 16, 1998

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